QUESTIONS & ANSWERS


Transaction Specifics

1.       What are the terms of the transaction?

         Under the terms of the transaction, Circuit City Stores, Inc. will pay $14 in cash for each outstanding share of InterTAN, Inc. stock for a total of approximately $284 million.

2.       What are the conditions of the acquisition?

         Customary regulatory approvals are required. Hart-Scott-Rodino and other customary regulatory notifications will be filed in the U.S. In Canada, the transaction will be reviewed to ensure compliance with the Canadian Competition and Investment Canada Acts. There are other customary conditions to close the acquisition, which will be provided in the tender offer documents that will be filed with the SEC.

3.       When will the deal close?

         The tender offer is expected to be completed in the second calendar quarter of 2004.

4.       Are there any antitrust concerns?

         We believe that antitrust clearance will be obtained without any material adverse changes to the combined company.

5. Will you be requested to sell any assets to obtain regulatory clearance?

         We do not believe that any asset divestitures will be required to obtain regulatory approvals for this transaction. We believe that antitrust clearance will be obtained without any material adverse changes to the combined company.

6.       Has due diligence been completed?

         Yes. Both companies and their advisors have completed extensive and detailed due diligence over the past several months.

7.       Is this a merger or an acquisition?

         This is an acquisition.

8.       Are there breakup provisions in the deal?

         There are customary breakup provisions in the deal. Full details will be provided in the tender offer documents that will be filed with the SEC.

9.       Who are the companies' advisors?

         Banc of America Securities LLC provided financial advice to Circuit City, and Scotia Capital Inc. provided financial advice to InterTAN.

10.      What if another party makes a bid for InterTAN?

         Under the terms of the transaction agreement, in the event of a competing offer from another party, Circuit City has three days to match that offer. If there is a competing offer that Circuit City chooses not to match, Circuit City would be entitled to receive its termination fee.

11. Why did Circuit City decide to pay cash instead of using stock for this transaction?

         Circuit City has adequate cash on hand to execute this transaction, which we believe will be accretive to Circuit City's earnings in the current fiscal year. Given today's interest rate environment, deploying cash for this acquisition represents a low opportunity cost and we believe it provides Circuit City with a substantial value for its shareholders.

12. How much of a premium does Circuit City's offer represent over InterTAN's trading price?

         Based on InterTAN's closing price of $12.25 on March 30, 2004, Circuit City's offer represents a 14% premium.


Rationale and Background

13.      Why is this acquisition good for Circuit City?

         We believe the acquisition is good for Circuit City because it:

         |X|      Adds   InterTAN's   management   expertise  in   private-label
                  merchandise and creative in-store merchandising

         |X|      Provides    significant   synergy   potential   for   sourcing
                  merchandise and purchasing inventory

         |X| Will establish new sales opportunities in Canada including internet sales and the option to open new stores

         |X| Can be executed with a relatively low opportunity cost on excess cash balance, which provides a potential for higher margin

14.      How does this impact InterTAN's agreement with RadioShack?

         Specific information about InterTAN's agreements with RadioShack may be found in InterTAN's public filings with the SEC. Circuit City took this information into account when considering this acquisition.

15.      What is the financial impact to Circuit City's shareholders?

         Circuit City is entering into this  transaction with the expectation of
         both   near-term  and  long-term   revenue  growth  and  EPS  accretion
         opportunities.

16. Do you anticipate any third parties making an offer for either or both of the companies?

         We do not speculate on third parties' actions.

17. If someone else bids for InterTAN, how much is Circuit City willing to pay to complete the transaction?

         We are not going to speculate on events that have not occurred.


Other

18. What will happen to InterTAN's management? Will they continue to have a role in the combined company?

         Circuit City expects that all members of InterTAN's management team will continue in their current roles. Key members of InterTAN's management team have entered into employment agreements under which they will be retained.

19.      Will any directors from InterTAN be joining Circuit City's board?

         There are no current plans for InterTAN board members to join Circuit City's board.

20. Will any facilities be closed or consolidated as a result of this transaction?

         We have no plans at this time to close or consolidate facilities.


21. What changes should employees of both companies expect following this offer?

         Circuit City's objective is that employees of both companies would see very little change. Circuit City anticipates that the InterTAN business will operate with the same level of compensation and benefits for its associates.

22. InterTAN had announced that it would seek approval of its stockholders to change from a Delaware corporation to a Canadian corporation and merge with a subsidiary. What happens to that process now?

         A condition of the Circuit City offer is that work on the inversion stop.


Forward-Looking Information

This release contains forward-looking statements, which are subject to risks and uncertainties, including without limitation statements regarding the timing and ultimate completion of the proposed acquisition of InterTAN; Circuit City's ability to integrate and operate InterTAN successfully; InterTAN's projected operating results; successful introduction of the InterTAN product line in Circuit City Superstores; anticipated cash flow; realization of purchasing synergies; general economic conditions and normal business uncertainty. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is set forth under Management's Discussion and Analysis of Results of Operations and Financial Condition in the Circuit City Stores, Inc. Annual Report for fiscal 2003 and Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003, and in the company's other SEC filings. A copy of Circuit City's annual report is available on the company's Web site at www.circuitcity.com. Please refer to InterTAN's annual report on Form 10-K for the fiscal year ended June 30, 2003, for discussion of factors that could affect InterTAN's results of operations and financial condition.

Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at www.sec.gov.